SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION to Report Second Quarter 2009 Results On July 30th dated July 2, 2009.

     2. Press release re RADVISION Receives 2008 Communications Solutions Product of the Year Award dated July 1, 2009.

     3. Press release re RADVISION Unveils New SCOPIA Elite 1080p High Definition Conferencing Platform for Telepresence, Room Systems and Desktops dated June 16, 2009.

                                                                          ITEM 1

RADVISION to Report Second Quarter 2009 Results On July 30th

Press Release
Source: RADVISION
On Thursday July 2, 2009, 7:00 am EDT


TEL AVIV, July 2, 2009 - RADVISION (Nasdaq: RVSN), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, will report its financial results for the second quarter of 2009 on Thursday, July 30, 2009. The press release will be issued at approximately 8:00 a.m. (Eastern).

Second Quarter 2009 Conference Call:
------------------------------------
Date: July 30, 2009
Time: 9:00 a.m. (Eastern)
Dial-In:  1-877-601-3546
  +1-210-839-8500 (International dialers)
Passcode:  "RADVISION"

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter's results, discuss the Company's outlook and take questions from the investment community on the call.

Webcast:
--------
A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser:
www.radvision.com/Corporate/Investors/FinancialReports/.

Presentation:
-------------
A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, http://www.radvision.com/. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 30th and remain on the site through the third quarter of 2009.


Conference Call Replay:
-----------------------
Date: July 30 to August 6, 2009 (Available approximately one hour after call conclusion) Dial-In: 1-888-562-5414
 +1-203-369-3762 (International dialers)


About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://www.radvision.com/.

Contact:

Corporate Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

RADVISION Receives 2008 Communications Solutions Product of the Year Award

RADVISION's SCOPIA Conferencing Solution Recognized for Outstanding Innovation


Press Release
Source: RADVISION(R) Ltd.
On Wednesday July 1, 2009, 8:00 am EDT

TEL AVIV, July 1, 2009 - RADVISION(R) Ltd. (Nasdaq: RVSN), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced that Technology Marketing Corporation (TMC) has named RADVISION's SCOPIA Conferencing Solution as a recipient of a 2008 Communications Solutions Product of the Year Award.

Easily connecting high definition desktop, room and telepresence systems with standard definition endpoints, the SCOPIA Conferencing Solution is a comprehensive communications solution that delivers a very cost-effective, high quality video experience - anywhere and anytime. Users at all levels of the organization are now able to enjoy high definition video connectivity from video conference rooms, desktops and on the road with partners, colleagues and suppliers. RADVISION's SCOPIA Conferencing Solution offers the industry's most technologically advanced multipoint infrastructure for real-time conferencing over any network, protocol and device.

The SCOPIA Conferencing Solution was recently enhanced with the introduction of RADVISION's SCOPIA Elite 5000 MCU and the comprehensive range of SCOPIA V7.0 high definition capabilities. SCOPIA Elite, RADVISION's next generation solution for high definition multiparty conferencing, is the industry's first standards-based MCU to deliver the combination of 1080p, 720p and H.264 Scalable Video Coding (SVC) for comprehensive support from telepresence to desktop and mobile applications. H.264 Scalable Video Coding provides a high degree of error resiliency to deliver a quality conferencing experience over network paths that are prone to errors, such as the public Internet.

"This award is evidence of RADVISION's commitment to constantly striving for a better video conferencing experience and we are proud that TMC has recognized SCOPIA's outstanding innovation," said Bob Romano, VP Enterprise Marketing of RADVISION. "With the launch of SCOPIA Elite, we have further enhanced these features to provide the ultimate in high definition multiparty conferencing. We invite everyone to experience these unique next generation capabilities of the SCOPIA Solution at www.radvision.com/tryscopia."

"RADVISION has been recognized with a 2008 Product of the Year Award for their excellence in the advancement of voice, data and video communications," said Rich Tehrani, TMC President and Group Editor-in-Chief. "RADVISION has proven they are committed to quality and excellence in solutions that benefit the customer experience as well as ROI for the companies that use them. I am pleased to honor their hard work and accomplishments and look forward to more innovative solutions from them in the future."

The Communications Solutions Product of the Year Award recognizes the vision, leadership and attention to detail that are the hallmarks of the prestigious award. The most innovative products and services brought to market in 2008 were selected as recipients of this year's Communications Solutions Product of the Year Award for their groundbreaking achievement.

The 2008 Communications Solutions Product of the Year Award winners can be found on the INTERNET TELEPHONY and Customer Interaction Solutions Web site.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://www.radvision.com/.

About TMC

 Technology Marketing Corporation (TMC) is a global integrated media company helping our clients build communities in print, in person and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, and NGN Magazine. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by two to three million unique visitors each month worldwide, according to Webtrends. TMCnet is ranked as 2,921 in Quantcast's Top U.S. Sites placing TMCnet in the top .03% most visited Web sites in the US. In addition, TMC produces ITEXPO, 4GWE Conference, Digium|Asterisk World and Communications Developer Conference.

TMC's Green Blog has been ranked on the "100 Best Blogs for Those Who Want to Change the World". TMC also recently launched new industry-specific Web sites:
IT.TMCnet.com, Cable.TMCnet.com, Robotics.TMCnet.com, Satellite.TMCnet.com, Green.TMCnet.com. New services offered by TMCnet include the Tech Jobs site, TMCnet iPhone News and Facebook connections. For more information about TMC, visit http://www.tmcnet.com/.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION(R) Ltd.:
Adi Sfadia, Tel: +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net
or
TMC:
Jan Pierret,, +1 203-852-6800
jpierret@tmcnet.com

                                                                          ITEM 3

RADVISION Unveils New SCOPIA Elite 1080p High Definition Conferencing Platform for Telepresence, Room Systems and Desktops

SCOPIA Elite is Industry's First Standards-Based MCU Delivering the Combination of 1080p, 720p, and H.264 Scalable Video Coding (SVC)


ORLANDO InfoComm and TEL AVIV, June 16, 2009 - RADVISION(R) Ltd. (Nasdaq: RVSN), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today unveiled its new SCOPIA Elite 5000 MCU Series, delivering its next generation solution for high definition multiparty conferencing. Utilizing the latest in DSP technology, SCOPIA Elite supports 1080p processing, telepresence connectivity, dynamic resource allocation, and individual video layouts for each participant yielding uncompromised high definition support. SCOPIA Elite 5000 is the centerpiece of the Company's new and comprehensive SCOPIA V7.0 next generation conferencing solution.

"Users of video conferencing room systems are quickly moving to high definition and telepresence, while high definition desktop conferencing is turning mainstream," said Boaz Raviv, CEO of RADVISION. "Our next generation SCOPIA Elite is designed for the broad spectrum of high definition video conferencing devices in real world conditions, whether available now or in development for the future. This range of support requires the expertise and capabilities that only RADVISION can deliver through our SCOPIA line of products."

The new SCOPIA Elite 5000 MCU Series ranges from 10 to 30 ports of high definition Continuous Presence, providing a line of systems to suit a variety of applications and budgets. Each system can also deliver four times the capacity by utilizing SCOPIA Elite's dynamic resource allocation. This maximizes capacity for mixed endpoint environments without any system configuration changes. If users connect at less than HD, the extra processing power is available for additional capacity. This flexible model offers significant value and fast return on investment with up to 120 video conferencing ports per system.

SCOPIA Elite is the industry's first standards based MCU to natively support advanced H.264 Scalable Video Coding (SVC) technology. RADVISION's SVC technology provides a high quality experience over unmanaged networks such as the public Internet, particularly benefitting desktop video conferencing users on the road or teleworkers from their home offices. This approach provides the benefits of high error resiliency while maintaining full interoperability and high quality with conferencing and telepresence systems not currently using SVC. Distributed networks of H.264 SVC interconnected SCOPIA Elite MCUs will also benefit from significantly better connections between the MCUs, even if the network paths are prone to errors. H.264 SVC ensures that network impediments do not interfere with having a high quality conferencing experience.

SCOPIA Elite was designed with feedback from users of many different brands and types of endpoints in order to improve usability and simplicity. Unique on-screen overlays, compatible with any conferencing endpoint, display a variety of information including video layout controls, recording and encrypted conference indications, and participant joining and leaving notifications. Video layouts are also customizable per conference participant, allowing each user to have a personal "view" of the meeting.

SCOPIA Elite's Advanced Telecommunications Computing Architecture (ATCA) delivers investment protection through a future-proof platform. Utilizing ATCA architecture delivers high reliability, availability and serviceability while incorporating the latest technology for high speed processing and interconnections. The ATCA implementation is designed for the stringent requirements of service providers and demanding enterprises.

"RADVISION's new SCOPIA Elite platform offers a strong combination of 1080p support, flexible capacity, and H.264 SVC capabilities," said Ira Weinstein, senior analyst and partner, Wainhouse Research. "With its robust feature set, attractive price point, and support for high quality videoconferencing over `lossy' networks, we expect SCOPIA Elite to be of great interest to many enterprises."

Orders are being accepted immediately for the new SCOPIA Elite 5000. RADVISION will also be demonstrating the new SCOPIA Elite and the broad range of SCOPIA V7.0 solution enhancements at InfoComm 09 in Orlando, June 17 - 19, at booth # 3479.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                   (Registrant)



                               By: /s/Rael Kolevsohn
                                   -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: July 2, 2009